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                                                                       EXHIBIT 6


                                                                585 Slawin Court
                                                  Mount Prospect, Illinois 60656
                                                                  (847) 803-9200

                                                                  April 17, 1997

To Our Stockholders:

     On behalf of the Board of Directors of ERO, Inc. (the "Company"), we are pleased to inform you that on April 10, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hedstrom Corporation and HC Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of the Company (the "Shares") at $11.25 net per Share in cash (the "Offer Consideration").

     Pursuant to the terms and conditions of the Merger Agreement, the Offer will be followed by a merger of the Company and the Purchaser whereby each Share will be converted into the right to receive the actual amount per Share in cash paid to holders in the Offer.

     THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THE OFFER AND MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated April 10, 1997 of Dean Witter Reynolds Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer and Merger is fair, from a financial point of view, to such holders. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated April 17, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your Shares. We urge you to read these documents carefully in making your decisions with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          D. Richard Ryan, Jr.
                                          Chairman of the Board, President and
                                          Chief Executive Officer